EXHIBIT 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES

SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Nine
	Months
	Ended	Year Ended
	9/28/02
(millions, except ratios)	(unaudited)	2001	2000	1999	1998	1997

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$866	$1,415	$1,248	$1,268	$1,423	$1,409
Add interest element implicit in rentals	116	161	136	133	144	147

	982	1,576	1,384	1,401	1,567	1,556
Interest capitalized	3	11	4	5	5	3

Total fixed charges	$985	$1,587	$1,388	$1,406	$1,572	$1,559

Income
Income (loss) before income taxes, minority interest, and extraordinary loss	$1,095	$1,223	$2,223	$2,419	$1,883	$2,138
Deduct undistributed net income (loss) of unconsolidated companies	17	12	17	(5)	11	13

	1,078	1,211	2,206	2,424	1,872	2,125
Add
Fixed charges (excluding interest capitalized)	982	1,576	1,384	1,401	1,567	1,556

Income before fixed charges and income taxes	$2,060	$2,787	$3,590	$3,825	$3,439	$3,681

Ratio of income to fixed charges	2.09	1.76	2.59	2.72	2.19	2.36